United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street NE
Washington, DC 20549

Attention: Heather Clark

Re:	Network CN Inc.
Item 4.01 Form 8-K
Filed August 4, 2008
File No. 000-30264

Dear Ms. Clark:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Network CN Inc. (the “Company”) dated August 18, 2008.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

1.
Please amend your Form 8-K to state whether your former auditor resigned, declined to stand for re-election, or was dismissed as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that the company decided “that it was appropriate to replace” the accountant, as that wording is unclear to a reader. Disclose the date your relationship ended and indicate whether the decision to change auditors was recommended or approved by your board of directors. Your revised Form 8-K should include an updated letter from your former auditor addressing your revised disclosure as an exhibit.

Please see the revised disclosure in the Amendment.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to Adam M. Guttmann, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Daley Mok
Daley Mok

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